Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement (No. 333-37210) on Form S-8 of Old Republic International Corporation of our report dated July 8, 2016, with respect to the statements of net assets available for benefits of The Republic Mortgage Insurance Company and Affiliated Companies Profit Sharing Plan as of December 31, 2015, and 2014, the related statement of changes in net assets available for benefits for the year ended December 31, 2015, and the related supplemental schedule as of December 31, 2015, which report appears in the December 31, 2015 annual report on Form 11-K of The Republic Mortgage Insurance Company and Affiliated Companies Profit Sharing Plan.

/s/ Mayer Hoffman McCann P.C.

Mayer Hoffman McCann P.C.
Minneapolis, Minnesota
July 8, 2016